STRATEX OIL & GAS HOLDING, INC.

June 5, 2013

VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4628

Attention:	Paul Monsour H. Roger Schwall

Re:	Stratex Oil & Gas Holdings, Inc.
Current Report on Form 8-K Filed July 12, 2012, as amended on July 13, 2012 (File No. 333-164856)

Gentlemen:

On behalf of Stratex Oil & Gas Holdings, Inc. (the “Company”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Current Report on Form 8-K, which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2012 (the “Current Report”).  For your convenience, we have enclosed a courtesy package which includes two copies of Amendment No. 3 which have been marked to show changes from the filing of the Current Report.

Amendment No 3 has been revised to reflect the Company’s responses to the comments received by email on March 20, 2013 from the staff of the Commission (the “Staff”).  For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

General

1.           Security Ownership of Certain Stockholders and Management, page 72

1. We note your response to prior comment 7 from our letter to you dated August 10, 2012, and also note the new disclosure you added quantifying the voting equivalency of your Series A Preferred Stock and stating that your officers and directors own 100% of the preferred stock. Please include new textual or tabular information which makes clear the voting control that your officers and directors possess as a result of their preferred stock holdings. Further, add this information to the related disclosure at the bottom of page 60 and the middle of page 81.

Response: Textual disclosure has been added to pages 60, 71 and 80 to clarify the voting control held by the officers.

Securities and Exchange Commission
Ronald Winfrey
H. Roger Schwall
June 5 2013

Directors and Executive Officers, page 73

2. We received the materials you provided to us in response to prior comment 9 from our letter to you dated August 10, 2012. Please expand Mr. Kelly’s biographical sketch to discuss the nature of the claims or allegations underlying the arbitration award or settlement with which Mr. Kelly failed to comply.

Response: Mr. Kelly’s biographical sketch has been amended to disclose the nature of the claims underlying the arbitration award.

Financial Statements – Stratex Oil and Gas, Inc.

General

3. We note that you have replaced the financial statements for the quarter ended March 31, 2012 with a September 30, 2012 interim report, and that you have not included interim results of the accounting acquirer Stratex Oil and Gas Inc. through June 30, 2012. Further revisions will be necessary to comply with Item 5.01 of Form 8-K.

Response: 3: The Company has incorporated the June 30, 2012 financial statements and results of operations into the revised 8K/A.

Pro Forma Financial Statements – Stratex Oil & Gas Holdings, Inc.

General

4. Please replace your pro forma financial statements with a narrative description of the pro forma effects pursuant to Regulation S-X Rule 11-02(b)(1).

Response: 4. The Company has provided a narrative description of the pro forma effects in the revised 8K/A.

Securities and Exchange Commission
Ronald Winfrey
H. Roger Schwall
June 5 2013

In responding to the Commission’s comments, we hereby acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

STRATEX OIL & GAS HOLDING, INC.

By:	/s/ Stephen Funk
Stephen Funk, CEO

By:	/s/ Tim Kelly
Tim Kelly, President